Exhibit 99.193

mCloud Delivers AI Grid-Adaptive Energy Savings to First 20 Buildings with Utility Partners in North America

Announces launch of AssetCare™ buildings capability using new AI to drive continuous savings through direct connection with the energy grid in partnership with energy utilities

CALGARY, AB, June 9, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud"   or the "Company"), a leading provider of AI-powered asset management and ESG solutions today announced it has added grid-adaptive demand management to its AssetCare for Buildings solution using AI in the cloud to actively manage the electric demand of a building in direct response to signals from local utility operators. The Company is onboarding its first 20 new AssetCare customer buildings to benefit from this capability in partnership with local utilities in British Columbia, California, and New York.

Through AssetCare, mCloud offers a subscription-based solution enabling customers to automatically respond to utility requests to reduce energy consumption at peak times, an energy savings tactic called "peak demand reduction," aimed at reducing concurrent load on a local utility grid when demand for electricity and the cost of energy are at their highest. Any utility supporting the industry-standard OpenADR protocol for grid interactivity is directly supported by AssetCare. The US Department of Energy recently released a national roadmap to have every commercial building in the United States become grid-interactive through standards including OpenADR with the intent of tripling building energy efficiency using demand reduction by 2030.

Conventional solutions for connecting buildings to the grid required extensive manual labour, meaning very few buildings have found such implementations attractive, hampering widespread adoption. mCloud uniquely addresses this problem through the use of AssetCare's AI and edge connectivity to the cloud, which dramatically simplifies and automates the deployment and ongoing response to grid signals for load management. AssetCare's visual analytics capabilities add an enterprise layer enabling utility partners to continuously track peak demand reductions at the sub-asset level. Likewise, AssetCare customers can track their energy savings and reductions in their carbon footprint anywhere, anytime.

"The vision of making every commercial building grid-interactive is now a reality with AssetCare," said Dr. Patrick O'Neill, mCloud's President for Connected Buildings. "Buildings that interact and cooperate with the grid are the future of smart, efficient buildings and mCloud offers the simplest pathway to get there."

"When combined with our fully automated indoor air quality optimization capabilities, mCloud offers customers a unique, single solution that simultaneously makes indoor environments safe, sustainable, and remarkably energy efficient," O'Neill added.

As announced on April 21, 2021, mCloud has partnered with three utilities in the United States and Canada and is actively working with them to drive adoption of AssetCare through utility-sponsored incentives. BC Hydro, the provincial utility in British Columbia, is partnered with mCloud to offer certain commercial customers a direct incentive to make their buildings grid-responsive. The Bay Area Regional Energy Network ("BayREN") in the state of California and Con Edison in New York State, two of the highest peak demand regions of the United States, are similarly partnered with mCloud to deliver energy savings.

This grid-adaptive energy savings capability is available today for any current or new AssetCare buildings customer with a participating energy utility. For more information, visit the mCloud Web site at https://www.mcloudcorp.com/HVAC-and-indoor-air-quality.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 61,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2021/09/c3465.html

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For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 09-JUN-21